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SEC FILE NUMBER
8-50372

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: WILLIAMS TRADING, LLC

TYPE OF REGISTRANT (check all applicable boxes):
■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

450 Post Road East, Suite 120
(No. and Street)

Westport	CT	06880
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Babak B Morovati	203-353-7685	bobby@wtco.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

CITRIN COOPERMAN & COMPANY, LLP
(Name – if individual, state last, first, and middle name)

709 Westchester Avenue	White Plains	NY	10604
(Address)	(City)	(State)	(Zip Code)

November 2, 2005	2468
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Babak B Morovati, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Williams Trading, LLC, as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: B. Morovati

Title: Chief Financial Officer

Notary Public

KEVIN T COUGHLIN
Notary Public
Connecticut
My Commission Expires Nov 30, 2026

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

WILLIAMS TRADING, LLC AND SUBSIDIARIES

Consolidated Financial Statement

Report of Independent Registered Public Accounting Firm

For the year ended December 31, 2021

PUBLIC

WILLIAMS TRADING, LLC AND SUBSIDIARIES

FOR THE YEAR ENDED DECEMBER 31, 2021

Table of Contents

CITRINCOOPERMAN®

Citrin Cooperman & Company, LLP
Certified Public Accountants

709 Westchester Avenue
White Plains, NY 10604
T 914.949.2990 **F** 914.949.2910
citrincooperman.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
Williams Trading, LLC and Subsidiaries

Opinion on the Financial Statement

We have audited the accompanying consolidated statement of financial condition of Williams Trading, LLC and Subsidiaries as of December 31, 2021, and the related notes (collectively referred to as the "consolidated financial statement"). In our opinion, the consolidated financial statement presents fairly, in all material respects, the financial position of Williams Trading, LLC and Subsidiaries as of December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This consolidated financial statement is the responsibility of Williams Trading, LLC and Subsidiaries' management. Our responsibility is to express an opinion on Williams Trading, LLC and Subsidiaries' consolidated financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Williams Trading, LLC and Subsidiaries in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statement. We believe that our audit provides a reasonable basis for our opinion.

Citrin Cooperman & Company, LLP

We have served as Williams Trading, LLC and Subsidiaries' auditor since 2015.
White Plains, New York
March 31, 2022

WILLIAMS TRADING, LLC AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2021

ASSETS		
Cash and cash equivalents	$	12,274,869
Cash restricted or segregated under regulations		1,804,765
Receivables from clearing brokers, including clearing deposits of $2,000,000		3,891,192
Commissions and other receivables		1,493,474
Warrants		910,792
Investments in securities		1,084,680
Operating lease right of use asset, net		366,965
Intangible assets, net		240,426
Property and equipment, net		7,849
Other assets		208,644
TOTAL ASSETS	$	22,283,656
LIABILITIES AND EQUITY		
LIABILITIES:		
Accounts payable and accrued expenses	$	4,831,058
Operating lease liability		366,965
TOTAL LIABILITIES		5,198,023
COMMITMENTS AND CONTINGENCIES (NOTE 5)		
EQUITY:		
Member's equity		17,431,890
Non-controlling interest		101,979
Accumulated other comprehensive loss		(448,236)
TOTAL EQUITY		17,085,633
TOTAL LIABILITIES AND EQUITY	$	22,283,656

See accompanying notes to consolidated financial statement

NOTE 1 – NATURE OF BUSINESS

Williams Trading, LLC ("Williams Trading") is a Connecticut limited liability company, formed in July 1997 and commenced operations in March 1998 as an approved broker-dealer. Williams Trading is registered as a broker-dealer with the Securities and Exchange Commission ("SEC"), the Financial Industry Regulatory Authority ("FINRA"), the NYSE ARCA Exchange ("NQX"), and the NASDAQ exchange.

Williams Trading's operations are also conducted through its wholly-owned and majority owned subsidiaries.

Williams Trading (UK) Limited ("Williams UK"), a wholly-owned subsidiary of Williams Trading, is an entity that is the majority owner (99%) of Williams Trading Europe, LLP ("Williams Europe"). Williams Europe commenced operations March 16, 2006, as a registered broker-dealer with the Financial Conduct Authority ("FCA") located in the United Kingdom.

Williams Trading, Williams UK, and Williams Europe execute trades with or on behalf of, and earn commissions from, managers of private investment funds ("clients") and also engages in the sales of private securities. The Company is authorized to engage in investment banking activities; however, no such activities were performed in the year ended December 31, 2021. The Company is authorized to do business as Williams Research Partners, however, this is only a subdivision of Williams Trading, not a separate operating entity and is used for marketing purposes only.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Principles of Consolidation
The accompanying consolidated financial statements include the accounts of Williams Trading, Williams UK, and Williams Europe (collectively, the "Company"). All significant intercompany transactions and balances have been eliminated in consolidation.

Basis of Presentation
The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, ("GAAP").

Use of Estimates
The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. In particular, estimates have been made in reference to the other investment valuations. Actual results could differ from those estimates.

Cash and Cash Equivalents
For purposes of the consolidated statement of cash flows, the Company considers all highly liquid investments with maturities of three months or less at acquisition to be cash equivalents.

Restricted Cash
Restricted cash consist of cash deposited in a special reserve bank account for the benefit of customers under SEC Rule 15c3-3 (see Note 11).

Statement of Cash Flows
In November 2016, the FASB issued ASU 2016-18, which requires that amounts generally described as restricted cash be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period amounts shown on the consolidated statement of cash flows.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

The following table provides a reconciliation of cash and cash equivalents and restricted cash reported within the consolidated statement of financial condition that sum to the total of such amounts shown in the consolidated statement of cash flows as of December 31, 2021:

Cash and cash equivalents	$	12,274,869
Cash restricted or segregated under regulations		1,804,765
Total cash and cash equivalents and restricted cash shown in the consolidated statement of cash flow	$	14,079,634

Securities Owned, at Fair Value

Securities owned, which may consist of equity securities and warrants are valued at market and change in unrealized gains and losses are reflected in revenues.

Receivables from Clearing Brokers and Commissions Receivable

The amounts receivable from broker and commissions receivable arise in the ordinary course of business and are pursuant to clearing agreements with the various clearing firms.

Revenue Recognition

Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Revenue Recognition, Commission of Publicly Traded Securities

The Company buys and sells publicly traded securities on behalf of its customers. There are no formal contracts outlining the number of shares or transaction price or commission terms, all of these are considered optional purchases. Each time a customer enters into a buy or sell transaction, the Company considers that a performance obligation and accordingly, charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Revenue Recognition, Commissions from Private Secondary Market Transactions

The company enters into agreements with institutional investors and other broker dealers to facilitate the purchase or sale of private secondary market shares on behalf of its clients. Each time a transaction closes, the company has met a performance obligation and charges a commission.

Revenue Recognition, Capital Introduction

The company receives fees for introducing institutional investors to hedge funds if the investor invests with the hedge fund. The fee received is a percentage of the amount of money invested in the fund, and is recognized as a point in time, when the Company has fulfilled its performance obligations as stated in the contract, as long as the investment remains in the fund.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

Revenue Recognition, Disaggregated Revenue from Contracts with Customers

The following table presents commissions, publicly traded securities on an entity level and by major source.

Williams Trading LLC		
Equities	$	8,253,023
Pooling		6,965,275
CFD		462,681
Options		614,819
		16,295,798
Williams Trading UK		
Equities		2,921,426
Pooling		1,827,916
		4,749,342
	$	21,045,140

Revenue Recognition, Research Fees

Research fees from individualized and customized research services are recorded in the Consolidated Statement of Comprehensive Income. The Company does not provide subscription services or advisory services and does not sell or provide any market data services. The Company does not have contracts with customers setting forth contractual fees or the frequency of payments for products or services. There are no contracts with customers for individualized and customized research services. Research fees are identified when the customer informs the Company of the intention to make a payment. The Company's clients determine the amount that they want to pay for individualized and customized research services. For research fees the period in which the parties have enforceable rights and obligations can only be determined when the customer informs the Company of the intention to make a payment for individualize and customized services.

Pursuant to ASC 606-10-25-3, when a contract has no fixed duration and can be terminated or modified by either party at any time without penalty, an entity should apply the revenue guidance to the period in which the parties have enforceable rights and obligations, unless a customer has a material right that extends beyond that period. Research services can be terminated at will by either the Company or the customer at any time without a termination penalty. The Company is a principal with respect to research fees as a result, The Company recognizes these revenues on a gross basis.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

Property and Equipment and Intangible Assets

Property and equipment and intangible assets are stated at cost less accumulated depreciation and amortization. The Company provides for depreciation and amortization as follows:

Asset	Estimated Useful Life	Principal Method
Furniture and fixtures	3-5 years	Straight-line
Telecommunication and other equipment	3-5 years	Straight-line
Computer hardware and software	3-5 years	Straight-line
Leasehold improvements	Lease term	Straight-line
Intangible assets	5 years	Straight-line

Impairment of Long-Lived Assets

In accordance with GAAP, long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. If an impairment indicator is present, the Company evaluates recoverability by a comparison of the carrying amount of the assets to future undiscounted net cash flows expected to be generated by the assets. If the assets are impaired, the impairment recognized is measured by the amount by which the carrying amount exceeds the estimated fair value of the assets. There was no impairment of long-lived assets recorded during the year ended December 31, 2021.

Foreign Currency Translation

Foreign currency transactions and the financial statements of Williams Trading's foreign subsidiaries are translated into U.S. dollars at prevailing or current rates respectively, except for revenues and expenses, which are translated at average currency rates during the reporting period. Exchange gains and losses resulting from foreign currency transactions are recognized currently. Gains and losses resulting from translation of financial statements are excluded from the consolidated statement of comprehensive income and are reported as a separate component of member's equity. The annual currency translation adjustment decreased total equity by $88,554 for the year ended December 31, 2021.

Income Taxes

The Company is a limited liability company and treated as a partnership for income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the member for federal and state income tax purposes. Accordingly, the Company has not provided for federal or state income taxes.

At December 31, 2021, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination is subject to ongoing reevaluation as facts and circumstances may require. The Company remains subject to U.S. federal and state income tax audits, as well as foreign tax audits.

Non-Controlling Interest

The third-party ownership interest in consolidated subsidiaries that are less than wholly owned are referred to as non-controlling interests. The portion of net income attributable to non-controlling interests for such subsidiaries is presented as net income applicable to non-controlling interests on the consolidated statement of comprehensive income, and the portion of equity of such subsidiaries is presented as non-controlling interests on the consolidated statement of financial condition and consolidated statement of changes in member's equity.

NOTE 3 – PROPERTY AND EQUIPMENT AND INTANGIBLE ASSETS

Property and equipment consist of the following at December 31, 2021:

Furniture & Fixtures	$	290,545
Telecommunications Equipment		343,285
Computer Equipment & Software		1,655,639
Corporate Aviation		324,555
Leasehold Improvements		449,932
		3,063,956
Less Accumulated Depreciation		(2,815,680)
Property and equipment, net	$	248,275

Intangible assets as of December 31, 2021 were $240,426, less accumulated amortization of $58,890. Depreciation and amortization expense amounted to $47,870 for the year ended December 31, 2021.

NOTE 4 - RELATED PARTY TRANSACTIONS

The Company pays transaction fees in connection with the placement of private securities, to a company in which the Member has an ownership interest in. During the year ended December 31, 2021, the Company paid private equity fees of $34,612.

NOTE 5 – COMMITMENTS AND CONTINGENCIES

Lease Accounting

On January 1, 2019, the Company adopted ASC 842, Leases, which requires the recognition of a ROU asset and lease liability on the statement of financial condition. A modified retrospective transition approach is required, applying the new standard to all leases existing at the date of initial application. An entity may choose to use either (1) its effective date or (2) the beginning of the earliest comparative period presented in the financial statements as its date of initial application.

As of December 31, 2021, the Company had a ROU operating lease asset of $366,965 (net of accumulated amortization of $305,898). As of December 31, 2021, the Company had an operating lease liability of $366,965. The Company has an operating lease for office space that expires April 2024. The lease does not contain a renewal option and therefore no optional periods are included in determining the lease term. The lease does contain a termination option by the Company. The Company may terminate the lease no later than 12 months prior to the end of the lease term provided the Company issues a written termination notice to the lessor and pays a termination fee, as defined in the agreement.

The new standard also provides practical expedients for an entity's ongoing accounting. The Company elected the short-term lease recognition exemption for office leases and all leases that qualify going forward. This means, for those leases that qualify, it will not recognize ROU assets or lease liabilities, and this includes not recognizing ROU assets or lease liabilities for existing short-term leases of those assets in transition. The cost of short-term leases for the year ended December 31, 2021 was $17,518. The Company also elect the practical expedient to not separate the lease and non-lease components for all of its leases.

NOTE 5 – COMMITMENTS AND CONTINGENCIES (CONTINUED):

Operating lease assets and operating lease liabilities are recognized based on the present value of the future lease payments over the lease term at the commencement date. Since the Company's lease does not provide an implicit rate, the Company estimates its incremental borrowing rate based on information available at the commencement date in determining the present value of future payments. Lease expense for net present value of payments is recognized on a straight-line basis over the lease term. Lease expense for the year ended December 31, 2021, was $368,750.

Supplemental Cash Flow Information

Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flow from operating leases $ 149,698

Supplemental weighted-average information related to operating leases was as follows for the year ended December 31, 2021:

Remaining lease term (in years):	2.33
Discount rate:	2.46%

The Company entered into an agreement to lease office space in Connecticut for a period of 6 years beginning on May 1, 2018. The minimum rental commitments under this lease, are as follows:

Year Ending December 31, 2021		
2022	$	163,800
2023		163,800
2024		54,600
	$	382,200
Less effects of discounting		(15,235)
Lease liabilities recognized	$	366,965

Legal Matters

In the normal course of business, the Company may be party to various legal matters. Management of the Company, after consultation with legal counsel, believes that there were no legal matters that would have a material adverse effect on the financial condition, results of operations or cash flows of the Company.

NOTE 6 - RETIREMENT PLAN

Effective January 1, 2004, the Company's Money Purchase Pension Plan was merged into its 401(k) Profit-Sharing Plan (the "Plan"). The Plan is for the benefit of all eligible employees who may make voluntary contributions to the Plan that cannot exceed $19,500 per annum, subject to IRC regulations. Company contributions to the Plan are at the discretion of management. The Company contributed approximately $180,000 to the Plan during the year ended December 31, 2021.

NOTE 7 – NET CAPITAL REQUIREMENT

Williams Trading is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2021, Williams Trading's net capital was $7,423,103 which was $7,152,723 in excess of its minimum requirement of $270,380.

Williams Europe is required under Financial Conduct Authority ("FCA") Rules to maintain capital equivalent of the greater of one quarter of its annual fixed overhead expenditure of the preceding year or the base requirement for an IFPRU50k firm. At December 31, 2021, Williams Europe was in compliance with FCA capital requirements.

NOTE 8 – OFF-BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK

The Company is exposed to off-balance sheet risk of loss on unsettled transactions in the event that other counterparties are unable to fulfill their contractual obligations. The clearing operation for securities transactions are provided by two brokers. These brokers are members of major securities exchanges. At December 31, 2021, all of the securities owned and the amounts due from brokers reflected in the consolidated statement of financial condition are positions held by, and amounts due from, such brokers. Amounts due from brokers may be restricted to the extent that they serve as deposits for securities sold, not yet purchased. The Company is subject to credit risk should these brokers be unable to fulfill their obligations to return the Company's securities or repay amounts owed. The Company's receivables from brokers are comprised of the required aggregate clearing deposit of $2,000,000 as well as surplus cash held in reserve at the Company's clearing brokers.

Accordingly, these transactions result in off-balance sheet risk, as the Company's ultimate obligation to satisfy the sale of securities sold, but not yet purchased may exceed the amount recognized in the consolidated statement of financial condition. Securities positions are monitored on a daily basis to minimize the risk of loss. As part of its trading strategy, the Company uses derivative financial instruments. Credit risk and market risk exist with respect to these instruments. There were no securities sold, but not yet purchased or derivative financial instruments at or during the year ended December 31, 2021.

The Company clears all of its securities transactions through the clearing brokers on a fully disclosed basis. Pursuant to the terms of the agreements between the Company and the clearing brokers, the clearing broker has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations. As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing brokers, the Company believes there is no maximum amount assignable to this right. At December 31, 2021, the Company has recorded no liabilities with regard to the right. In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. The Company monitors the credit standing of the clearing brokers and all counterparties with which it conducts business.

In the normal course of business, the Company has receivables and payables for financial instruments sold to and purchased from brokers and dealers. The Company is exposed to risk of loss from the inability of these brokers and dealers to pay for or to deliver the financial instruments sold, in which case the Company would have to sell or purchase the financial instruments at the prevailing market prices. However, the Company mitigates risk by dealing with large NQX or FINRA member firms and through a variety of reporting and control procedures.

From time to time, the Company will maintain cash balances in a financial institution that may exceed the Federal Deposit Insurance Corporation ("FDIC") coverage of $250,000. The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk on cash.

NOTE 9 – FAIR VALUE MEASUREMENT:

In accordance with FASB accounting standards for investments' fair value measurement and disclosure, the Company discloses the fair value of its investments in a hierarchy that prioritizes the inputs to valuation techniques used to measure the fair value. The hierarchy gives the highest priority to valuations based upon unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to valuations based upon unobservable inputs that are significant to the valuation (Level 3 measurements). This guidance provides three levels of the fair value hierarchy as follows:

Level 1 - Inputs that reflect unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date;

Level 2 - Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly, at the measurement date, including inputs in markets that are not considered to be active;

Level 3 - Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

A financial instrument's level within the fair value hierarchy is based upon the lowest level of any input that is significant to the fair value measurement. However, the determination of what constitutes "observable" requires significant judgment by the Company. The Company considers observable data to be market data which is readily available, regularly distributed or updated, reliable and verifiable, not proprietary, and provided by independent sources that are actively involved in the relevant market. The following is a summary of the financial assets measured at fair value as of December 31, 2021:

Description of Securities Owned	Level 1	Level 2	Level 3	Total
Assets				
Investments in Securities	$ 1,084,680	$ -	$ -	$ 1,084,680
Warrants		-	910,792	910,792
Total	$ 1,084,680	$ -	$ 910,792	$ 1,995,472

Transfers in or out of any hierarchy level are recognized at the end of the reporting period in which the transfers occurred. There were no transfers between levels for the year ended December 31, 2021. Following are descriptions of the valuation methodologies used to measure material assets and liabilities at fair value and details of the valuation models, key inputs to those models and significant assumptions utilized.

Securities - Common equity securities are reported at fair value utilizing Level 1 inputs (Exchange quoted prices).

Warrants - The Company holds warrants issued to the company in conjunction with certain private placement deals. The fair value for the warrants outstanding, for companies that have a readily determinable value, are measured using the Black-Scholes Option Pricing Model. The following range of assumptions were used in the models to determine fair value:

Opening Value of Level 3 Warrants, January 1, 2021	$ 101,109
Value on Issuance	845,240
Loss on Warrants	(35,557)
Ending Value of Level 3, Warrants, December 31, 2021	$ 910,792

Dividend rate	-
Risk-free rate	.39% - 1.26%
Expected life (years)	4.5 - 10
Expected volatility	40% - 50%

There were no other financial assets or liabilities measured at fair value under ASC 820 as of December 31, 2021.

NOTE 10 - COMMISSION RECAPTURE TRANSACTIONS

During 2021, the Company entered into commission recapture arrangements with certain clients within the provisions of Rule 28(e) of the Securities and Exchange Act of 1934 (the "Exchange Act"). Section 28(e) of the Exchange Act establishes a safe harbor for money managers, which allows them to purchase research and brokerage services for clients using commission recaptures. Other clients, specifically hedge funds, may still participate in the commission recapture program pursuant to the guidelines established in their fund documents. Under the commission recapture program, the Company uses commissions to pay brokerage and research related expenses on behalf of clients. At December 31, 2021, the Company has an outstanding liability of approximately $1,701,251 included in accounts payable and accrued expenses on the consolidated statement of financial condition.

The Company operates pursuant to the exemptive provision of Rule 15c3-3 with respect to its soft dollar business and, as such, segregates funds accordingly in a "Special Reserve Bank Account for the Exclusive Benefit of Customers." The funds segregated in this account, approximating $1,804,765 at December 31, 2021, are not used in the normal business operations of the Company. The amount is included in cash restricted or segregated under regulations in the accompanying consolidated statement of financial condition.

NOTE 11 - CURRENT EXPECTED CREDIT LOSSES ("CECL")

Effective January 1, 2020, the Company adopted ASC Topic 326, Financial Instruments - Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets measured at amortized cost by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset, recorded at inception or purchase. Under the accounting update, the Corporation has the ability to determine there are no expected credit losses in certain circumstances (e.g., based on collateral arrangements or based on the credit quality of the borrower or issuer).

For certain financial assets measured at amortized cost (e.g., cash and cash equivalents, cash restricted, receivable from clearing brokers, and Commissions and other receivables), the Company has concluded that there are de minimis expected credit losses based on the nature and contractual life or expected life of the financial assets and immaterial historic and expected losses.

The Company identified receivable as impacted by the new guidance. ASC 326 specifies that the Company adopt the new guidance on a modified retrospective basis by means of a cumulative-effect adjustment to the opening equity as of the beginning of the first reporting period effective if required. The Company determined that no cumulative effective adjustment was required upon adoption.

The Company's conclusion that an allowance for credit losses was not required is based on the Company's expectation for the collectability of the receivable utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company's expectation is that the credit risk associated with fees is not significant based on the contractual arrangement and expectation of collection in accordance with industry standards. At December 31, 2021, an allowance for credit losses was not considered necessary.

NOTE 12 - COVID 19

The worldwide outbreak of coronavirus (COVID-19) may lead to an adverse impact on the financial markets and the overall economy. In the event such an impact were to occur and last for a sustained period of time, the operations and financial performance of the Company may be adversely affected. At this point, however, the severity of such an event is highly uncertain and cannot be predicted.